

June 4, 2013

Via E-mail
John Schoen
Chief Financial Officer
PCTEL, Inc.
471 Brighton Drive
Bloomington, IL 60108

> **Re: PCTEL, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed April 2, 2013**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2013**
> **Filed May 15, 2013**
> **File No. 000-27115**

Dear Mr. Schoen:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operation

Impairment of Goodwill and other Intangible Assets, page 19

1. Please expand your MD&A to discuss the expected impact of the $12.5 million goodwill impairment charge related to the TelWorx acquisition in your consolidated future operating results. For instance, discuss whether TelWorx is generating operating losses and whether you expect these losses to continue in the future.

Notes to the Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Goodwill, page 46

2. We note your response to comment 3. Explain to us how you determined the fair value of the $9.5 million primarily attributed to the synergies you expected to achieve as a result of the acquisition of TelWorx. Describe and quantify for us the components you identified as expected synergies from the acquisition and why you allocated all the synergies to the TelWorx reporting unit. Also, tell us in detail why you believe that the orders in the 2013 sales projections used in the purchase accounting allocation for TelWorx were not converting to backlog at a pace that would support the projected 2013 base revenue used in the purchase accounting fair value of the TelWorx entity at the acquisition date.

Form 10-Q for Fiscal Quarter Ended March 31, 2013

Risks Related to Our Business, page 36

3. We note your response and added disclosure to comment 1 in our letter dated May 8, 2013. Specifically, your added risk factor highlights the company's inability to conduct public offerings of its securities for an indefinite period of time. The risk factor also mentions your "open…S-8 registration statement covering its employee stock plan." However, the disclosure does not indicate whether the company may issue or employees may exercise options covered by that effective registration statement. We note that in April 2013 the company issued 658,050 options to employees. Revise your disclosure to clarify the risk to securities outstanding and to be issued pursuant to your effective Form S-8.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794, or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835, if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Adviser, at (202) 551-3268 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director